UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Fifth Street Senior Floating Rate Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31679F101
(CUSIP Number)

MARC COLLINS
RIVERNORTH CAPITAL MANAGEMENT, LLC
325 N. LaSalle St., Suite 645
Chicago, Illinois 60654-7030
(312) 445-2251

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 882,817
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 882,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH INSTITUTIONAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 884,003
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 884,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,766,820
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,766,820
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 31679F101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D, as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of RNCP and RNIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 882,817 Shares beneficially owned by RNCP is approximately $7,536,873, excluding brokerage commissions.  The aggregate purchase price of the 884,003 Shares beneficially owned by RNIP is approximately $7,873,815, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 18, 2016, the Reporting Persons entered into a Purchase and Settlement Agreement (the “Purchase Agreement”) with Fifth Street Finance Corp. (“FSC”), Fifth Street Asset Management Inc, Fifth Street Holdings L.P., and Leonard M. Tannenbaum, Chairman and Chief Executive Officer of FSAM.

Pursuant to the Purchase Agreement the Reporting Persons agreed, among other things, to (i) standstill provisions, pursuant to which the Reporting Persons agreed not to take certain actions with respect to the securities of each of the Issuer and FSC, for a period ending on the date of the latter of the certification of votes for the 2017 Annual Meeting of Stockholders of the Issuer or the certification of votes for the 2017 Annual Meeting of Stockholders of FSC; (ii) appear, or cause each of the Shares and FSC shares of common stock beneficially owned by such Reporting Person to be counted as present at the Issuer’s 2016 Annual Meeting of Stockholders (the “Annual Meeting”) and FSC’s 2016 Annual Meeting of Stockholders, as applicable; and (iii) vote (or cause to be voted) each of 1,263,549 Shares and FSC shares of common stock beneficially owned or controlled by the Reporting Persons in accordance with the recommendation of each of the Issuer’s and FSC’s board of directors, as applicable, and to observe other obligations in respect of the Annual Meeting and FSC’s 2016 Annual Meeting of Stockholders, at the Annual Meeting and FSC’s 2016 Annual Meeting of Stockholders, also as applicable.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,466,768 Shares outstanding, as of December 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy on Form 14A, filed with the Securities and Exchange Commission on February 26, 2016.

CUSIP NO. 31679F101

A.	RNCP

(a)	As of the close of business on March 2, 2016, RNCP beneficially owned 882,817 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 882,817
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 882,817

(c)	The transactions in the Shares by RNCP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	RNIP

(a)	As of the close of business on March 2, 2016, RNIP beneficially owned 884,003 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 884,003
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 884,003

(c)	RNIP has not entered into any transactions in the Shares during the past sixty (60) days.

C.	RiverNorth Management

(a)
RiverNorth Management, (i) as the general partner of RNCP, may be deemed the beneficial owner of the 882,817 Shares owned by RNCP and (ii) as the general partner of RNIP, may be deemed the beneficial owner of the 884,003 Shares owned by RNIP.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 1,766,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,766,820
4. Shared power to dispose or direct the disposition: 0

(c)
RiverNorth Management has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of RNCP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31679F101

As of the close of business on December 31, 2015, the Reporting Persons collectively beneficially owned an aggregate of 1,766,820 Shares, constituting approximately 6.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 18, 2016, each Reporting Person and other named parties entered into the Purchase Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1
Purchase and Settlement Agreement, as amended, dated as of February 18, 2016, by and among Fifth Street Finance Corp., Fifth Street Holdings L.P., Leonard M. Tannenbaum, Fifth Street Asset Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise.

CUSIP NO. 31679F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2016

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

CUSIP NO. 31679F101

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RIVERNORTH CAPITAL PARTNERS, L.P.

12,000	8.1672	01/07/2016
700	8.1900	01/08/2016
19,980	8.1205	01/11/2016
27,166	7.8314	01/12/2016
10,355	7.2868	01/14/2016
5,000	6.9528	01/19/2016